SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Enters Strategic Alliance with FBI National Academy Associates to Support Global Educational and Research Initiatives, Dated April 2, 2019.
99.2 NICE Actimize Wins FinTech Breakthrough Award for Innovation in Automation with IFM-X Enterprise Fraud Platform, Dated April 4, 2019.
99.3 NICE Actimize Chosen by Mobile Banking Leader Varo Money to Advance Anti-Money Laundering Protections, Dated April 8, 2019.
99.4 BT Group Selects NICE Performance Management, Driving Focus on Employee Engagement, Dated April 9, 2019.
99.5 Total Administrative Services Corporation Leverages NICE Cloud Portfolio to Improve Customer Experience and Expand Employee Engagement, Dated April 10, 2019.
99.6 NICE Actimize Positioned as a Category Leader in the 2019 Chartis RiskTech Quadrant® for Anti-Money Laundering and Watchlist Monitoring Solutions, Dated April 11, 2019.
99.7 NICE to Host Financial Analyst and Investor Day at Interactions 2019, Dated April 11, 2019.
99.8 NICE Actimize Introduces CDD-X, Modernizing KYC/CDD Programs with Advanced Analytics and the Power of AI, Dated April 15, 2019.
99.9 NICE Presents Elite Partners of the Year Awards at Interactions 2019, Dated April 15, 2019.
100.0 NICE Announces IntelliAgent Application, Boosting Agent Efficiency and Ensuring Compliance, Dated April 16, 2019.
100.1 NICE inContact CXone Spring 2019 Release Adds End-to-End Artificial Intelligence (AI) Capabilities, Dated April 16, 2019.
100.2 NICE Announces CX Excellence Award Winners at Interactions 2019, Recognizing Customer Service Excellence and Innovation, Dated April 17, 2019.
100.3 NICE Receives Highest Product Scores Across All Four Use Cases in Gartner’s Critical Capabilities for Workforce Engagement Management, Dated April 18, 2019.
100.4 NICE Actimize Enhances Intelligent eComms Surveillance Solution with Next Generation Machine Learning and Investigative Tools, Dated April 22, 2019.
100.5 NICE inContact Wins Contact Center Infrastructure and Interactive Voice Response CRM Service Leaders Awards, Dated April 25, 2019.
100.6 NICE Workforce Management AI Based Strategic Planner Receives CUSTOMER Magazine Product of the Year Award, Dated April 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: May 6, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Enters Strategic Alliance with FBI National Academy Associates to Support Global Educational and Research Initiatives, Dated April 2, 2019.
99.2 NICE Actimize Wins FinTech Breakthrough Award for Innovation in Automation with IFM-X Enterprise Fraud Platform, Dated April 4, 2019.
99.3 NICE Actimize Chosen by Mobile Banking Leader Varo Money to Advance Anti-Money Laundering Protections, Dated April 8, 2019.
99.4 BT Group Selects NICE Performance Management, Driving Focus on Employee Engagement, Dated April 9, 2019.
99.5 Total Administrative Services Corporation Leverages NICE Cloud Portfolio to Improve Customer Experience and Expand Employee Engagement, Dated April 10, 2019.
99.6 NICE Actimize Positioned as a Category Leader in the 2019 Chartis RiskTech Quadrant® for Anti-Money Laundering and Watchlist Monitoring Solutions, Dated April 11, 2019.
99.7 NICE to Host Financial Analyst and Investor Day at Interactions 2019, Dated April 11, 2019.
99.8 NICE Actimize Introduces CDD-X, Modernizing KYC/CDD Programs with Advanced Analytics and the Power of AI, Dated April 15, 2019.
99.9 NICE Presents Elite Partners of the Year Awards at Interactions 2019, Dated April 15, 2019.
100.0 NICE Announces IntelliAgent Application, Boosting Agent Efficiency and Ensuring Compliance, Dated April 16, 2019.
100.1 NICE inContact CXone Spring 2019 Release Adds End-to-End Artificial Intelligence (AI) Capabilities, Dated April 16, 2019.
100.2 NICE Announces CX Excellence Award Winners at Interactions 2019, Recognizing Customer Service Excellence and Innovation, Dated April 17, 2019.
100.3 NICE Receives Highest Product Scores Across All Four Use Cases in Gartner’s Critical Capabilities for Workforce Engagement Management, Dated April 18, 2019.
100.4 NICE Actimize Enhances Intelligent eComms Surveillance Solution with Next Generation Machine Learning and Investigative Tools, Dated April 22, 2019.
100.5 NICE inContact Wins Contact Center Infrastructure and Interactive Voice Response CRM Service Leaders Awards, Dated April 25, 2019.
100.6 NICE Workforce Management AI Based Strategic Planner Receives CUSTOMER Magazine Product of the Year Award, Dated April 29, 2019.